

News Release
B2Gold Announces Positive Exploration Drill Results in Mali from Fekola North and Anaconda Area Exploration Drilling

Vancouver, BC, June 22, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce additional positive exploration drilling results from Fekola North and the Anaconda area, and provide an update on the development of the Anaconda area.

Highlights

- High grade results from the Fekola North target area such as drill hole FKD_64, which returned 4.28 grams per tonne ("g/t") gold over 19.15 metres, from 529.0 metres, provides strong support for ongoing evaluation of underground development of the deepest portions of the Fekola Mine deposit
- In the Anaconda area, approximately 20 kilometres north of the Fekola Mine, drill hole MSD_212, which returned 8.09 g/t gold over 15.8 metres, from 431.1 metres, confirms the presence of high grade sulphide, approximately 100 metres below the limits of the current Mineral Resource pit boundary. The good grade and width combinations at the Anaconda area continue to provide a strong indication of the potential for Fekola-style plunging bodies of sulphide mineralization, which remain open at depth
- Ongoing drilling by the Company on the Anaconda area to infill and extend the saprolite Mineral Resource area, and to follow up on the sulphide mineralization, including the Mamba and Adder zones, as well as several other targets below the saprolite mineralization, continues to generate positive drill results in both saprolite and sulphide domains and demonstrates strong potential to further increase the updated Anaconda area Mineral Resource estimate
- Following the recent acquisition of the Bakolobi permit, immediately south of the Menankoto permit, the Company will conduct an approximately $3.4 million exploration program for 50,200 metres of diamond and reverse circulation drilling in the second half of 2022
- The Company recently announced the acquisition of Oklo Resources Limited and its Dandoko project, located approximately 25 kilometres from the Fekola Mine (subject to completion)



BANTAKO NORTH
ANACONDA
MENANKOTO SOUTH
BAKOLOBI
MEDINANDI
CARDINAL
FEKOLA MINE
BATALE OUEST*
KOLOMBA*
*NEW TENEMENTS
Mali
Senegal
N
0
5
kilometres

2022 Exploration Drilling

B2Gold is currently conducting a 225,000 metre drill program in western Mali with a 2022 exploration budget of $35 million, including drill programs on the Fekola North deposit to further test the underground potential, and the Anaconda area, including the Mamba, Adder, Anaconda. Cascabel, Viper and Cobra zones. To date in 2022, the Company has completed approximately 70,000 metres of combined diamond, reverse circulation and aircore drilling on targets near the Fekola Mine, primarily targeting deep extensions of the Fekola deposit to the north and below the current reserve pit, and in the Anaconda Area, primarily on the Mamba, Adder and Cascabel zones), between 20 and 25 kilometres north of the Fekola Mine.

Fekola North Exploration

Drilling undertaken since December 2021 at the Fekola North deposit has partially infilled areas of the deepest portions of the current Mineral Resource area and also tested beyond the limits of the current Mineral Resource pit in areas believed to be amenable to underground development. Drill holes such as FKD_641, which returned 4.28 g/t gold over 19.15 metres, from 529.0 metres, and hole FKD_632 which returned 3.86 g/t gold over 9.73 metres, from 502.14 metres, intersect high grade sulphide mineralization in step outs beyond the limit of the current Mineral Resource pit and provide strong positive support to the ongoing evalution of underground mining at Fekola. The Company has completed approximately 15,000 metres of deep diamond drilling on the Fekola North deposit in 2022, with two drill rigs currently active.

Select results from the Fekola North from drilling since December 2021 include:

Hole ID	Depth From	Depth To	Interval	Au g/t
FKD_620	530.00	548.3	18.3	4.00
FKD_622	550.78	557.00	6.22	4.64
FKD_623	502.00	520.40	18.40	7.32
FKD_625	528.83	544.00	15.17	4.06
FKD_626	558.80	577.80	19.00	4.38
FKD_629	444.20	463.00	18.80	3.17
FKD_631	472.85	481.30	8.45	3.36
and	487.30	494.66	7.36	5.72
FKD_632	502.14	506.00	3.86	9.73
FKD_633	508.67	519.60	10.93	3.59
and	526.70	530.20	3.50	3.39
FKD_636	627.76	635.00	7.24	5.90
FKD_638	430.00	435.40	5.40	3.26
and	443.35	461.20	17.85	5.86
and	469.30	477.60	8.30	3.28
FKD_639	638.20	642.40	4.20	7.82
FKD_641	529.00	548.15	19.15	4.28
FKD_644	540.25	544.00	3.75	4.98

Composites are uncapped and reported above 1.85 g/t gold cutoff, which approximates current underground cut-off grades. Core lengths are approximately 85-90% of true width.

Anaconda Area Exploration

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area, comprised of the Menankoto permit and the Bantako North permit, located approximately 25 kilometres from the Fekola Mine. The updated and significantly increased Anaconda Mineral Resource estimate, constrained within a conceptual pit shell at a gold price of $1,800 per ounce, included an initial Indicated Mineral Resource estimate of 32,400,000 tonnes at 1.08 g/t gold for a total 1,130,000 ounces of gold, and Inferred Mineral Resource estimate of 63,700,000 tonnes at 1.12 g/t gold for 2,280,000 ounces of gold. The Mineral Resource estimate included first time reporting of 1,130,000 ounces of Indicated Mineral Resources and an increase of 1,510,000 ounces (196% increase) of Inferred Mineral Resources since the initial Inferred Mineral Resource estimate in 2017 (21,590,000 tonnes at 1.11 g/t gold, for 767,000 ounces.

On the Mamba zone, drill hole BND_090, which returned 4.34 g/t gold over 5.6 metres, from 130.1 metres, and hole MSD_212, which returned 8.09 g/t gold over 15.8 metres, from 431.10 metres, are particularly significant as they confirm the continuity of high grade sulphide mineralization 110 metres below the limit of the updated Mineral Resource pit boundaries. In the main Anaconda area Mineral Resource pit, drill hole MSR_938, which returned 3.32 g/t gold over 10 metres, from 92 metres, and drill hole MSR_939, which returned 1.49 g/t gold over 50 metres, from 71 metres, demonstrate the potential to add sulphide Mineral Resources beneath the currently defined saprolite resources, where the mineralization remains open at depth.

Select results from the Anaconda area exploration drilling include:

Hole ID	From	To	Metres	Au g/t	Domain
BND_088	71.30	95.20	23.90	1.85	Saprolite
and	143.00	147.55	4.55	7.08	Sulphide
BND_089	42.20	62.50	20.30	1.34	Saprolite
BND_090	131.10	136.70	5.60	4.34	Saprolite
BNR_542	0.00	13.00	13.00	3.26	Saprolite
MSD_212	431.10	446.90	15.80	8.09	Sulphide
and	567.00	586.00	19.00	2.64	Sulphide
MSR_918	21.00	42.00	21.00	3.96	Saprolite
MSR_920	26.00	48.00	22.00	1.59	Saprolite
and	60.00	71.00	11.00	4.15	Sulphide
MSR_923	13.00	58.80	45.80	1.11	Saprolite
MSR_924	113.90	149.30	35.40	1.03	Sulphide
MSR_926	4.00	28.00	24.00	1.12	Saprolite
MSR_936	0.00	52.00	52.00	0.71	Saprolite
MSR_938	41.00	62.00	21.00	2.06	Sulphide
and	92.00	102.00	10.00	3.31	Sulphide
MSR_939	22.00	31.00	9.00	2.23	Saprolite
and	35.00	50.00	15.00	1.45	Saprolite
and	71.00	121.00	50.00	1.49	Sulphide
MSR_943	15.00	43.00	28.00	1.88	Saprolite
MSR_943	44.00	70.00	26.00	1.12	Sulphide
MSR_944	40.00	63.00	23.00	1.31	Sulphide

Saprolite composites are reported above a 0.2 g/t gold cutoff.
Sulphide composites are uncapped and reported above 0.6 g/t gold cutoff.

Ongoing drilling by the Company on the Anaconda areas to infill and extend the saprolite Mineral Resource area and to follow up on the sulphide mineralization, including the Mamba and Adder zones, as well as several other targets below the saprolite mineralization, continues to generate positive drill results in both saprolite and sulphide domains and demonstrates strong potential to further increase the updated Anaconda area Mineral Resource estimate.

2022 Fekola and West Mali Regional Exploration

For the remainder of 2022, the Company will continue to drill to infill and extend the saprolite Mineral Resource area and to follow up on the sulphide mineralization at the Anaconda area, including the Mamba and Adder zones, and several other targets below the saprolite mineralization. The good grade and width combinations at the Anaconda area continue to provide a strong indication of the potential for Fekola-style south plunging bodies of sulphide mineralization, which remain open down plunge. Six drill rigs are currently drilling in the Anaconda area.

In April 2022, the Company acquired the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km^2 and providing approximately 25 km of contiguous exploration potential along the Senegal-Mali Shear Zone An initial $3.4 million exploration program on the Bakolobi permit is scheduled for the second half of 2022. Drilling will focus on the southward extension of known resources in the Anaconda area. The Company believes that the Bakolobi permit is a highly prospective area that has the potential to provide for the near-term addition of both saprolite- and sulphide-hosted gold deposits.

B2Gold's proposed acquisition of Oklo Resources Limited and its flagship Dandoko project, which remains subject to completion, will extend the footprint of B2Gold's exploration in Mali to over 1,700 km^2 and add the Dandoko project's JORC 2012 compliant Measured and Indicated Mineral Resource estimate of 8.70 million tonnes at 1.88 g/t for 528,000 ounces of gold and an Inferred Mineral Resource estimate of 2.63 million tonnes at 1.67 g/t for 141,000 ounces of gold, to B2Gold's rapidly growing Mineral Resource inventory in the region. The Company believes there is strong potential to extend the mineralization at the Dandoko project

The Company also has one drill rig active on the Kolomba regional target, which is located approximately 15 kilometers from the Anaconda area, with assay results pending.

Anaconda Development Update

In 2022, the Company has budgeted $33 million for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill commencing as early as late 2022 at a rate of 1.5 million tonnes per annum. Subject to obtaining all necessary permits and completion of a final development plan, the trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production. The plan to truck the selective higher grade saprolite material is not included in the Company's 2022 production guidance and the Anaconda area Mineral Resources have not been included in the current Fekola life of mine plan.

Based on the updated Mineral Resource estimate and the 2022 exploration drilling results, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill.

QA/QC on Sample Collection and Assaying

The primary laboratories for the Fekola Mine and West Mali regional exploration are SGS Laboratories in Bamako, Mali and Bureau Veritas Laboratories in Abidjan, Cote d'Ivoire. Periodically, exploration samples will be analyzed at the Fekola Mine laboratory. At each laboratory, samples are prepared and analyzed using 50-gram fire assay with atomic absorption finish and/or gravimetric finish. Umpire assays are used to monitor lab performance monthly.

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold's quality assurance and quality control protocols.

Qualified Person

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under National Instrument 43-101, has reviewed and approved the information contained in this news release.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company's website at www.b2gold.com or contact:

Randall Chatwin   Cherry DeGeer
SVP, Legal & Corporate Communications   Director, Corporate Communications
+1 604-681-8371   +1 604-681-8371
rchatwin@b2gold.com   cdegeer@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: statements regarding the Transaction, including, without limitation, the completion of the Oklo transaction, including receipt of all necessary regulatory approvals, including from the TSX and NYSE MKT, and the satisfaction of conditions; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements

are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippine and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the

ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.